December 30, 2015

VIA EDGAR

Ethan Horowitz

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 11, 2015
Form 10-Q for the Fiscal Quarter Ended September 30, 2015
Filed November 6, 2015
Response Dated November 19, 2015
File No. 001-36463

Ladies and Gentlemen:

Parsley Energy, Inc. (the “Company”, “we” or “our”), acknowledges receipt of the letter dated December 17, 2015, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014, filed with the Commission on March 11, 2015 and the Company’s Form 10-Q for the Fiscal Quarter Ended September 30, 2015, filed with the Commission on November 6, 2015, File No. 001-36463 (the “Comment Letter”).

The Comment Letter requests that we respond to the Staff’s comments within ten business days or advise the Staff when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than January 12, 2015.

If you have any questions regarding the foregoing response, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Julian J. Seiguer of the same firm at (713) 758-2790.

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Securities and Exchange Commission

December 30, 2015

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Ryan Dalton
Name:	Ryan Dalton
Title:	Vice President—Chief Financial Officer

cc:	Colin Roberts, Parsley Energy, Inc.
Nathan Milton, KPMG LLP
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Julian J. Seiguer, Vinson & Elkins L.L.P.